FOR IMMEDIATE RELEASE:  September 4, 2026

VERSABANK TO PARTICIPATE IN THE RAYMOND JAMES US BANK AND BANKING ON TECH CONFERENCE IN CHICAGO ON SEPTEMBER 8-10, 2026

LONDON, ON - VersaBank (the "Bank") (TSX: VBNK; NASDAQ: VBNK) , a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced management will participate in the Raymond James US Bank and Banking on Tech Conference in Chicago to be held on September 8-10, 2026. VersaBank management will participate in one-on-one meetings throughout the conference.

About VersaBank

VersaBank is a North American bank with a difference.  Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity.  In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar U.S. market.  VersaBank also owns Minnesota-based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.  Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank's revolutionary and proprietary Real Bank Tokenized DepositsTM.

VersaBank's common shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lawrence Chamberlain

Global Senior Vice President, Investor & Stakeholder Relations

(416) 540-7486

lawrence@versabank.com

Visit our website at:  www.versabank.com

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